

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2025

Ng Chen Lok
Chief Executive Officer
Sagtec Global Limited
No 43-2, Jalan Besar Kepong,
Pekan Kepong, 52100 Kuala Lumpur

Re: Sagtec Global Limited
Registration Statement on Form F-1
Exhibit Nos. 10.11, 10.12, 10.13, 10.14, 10.15
Filed December 26, 2024
File No. 333-284053

Dear Ng Chen Lok:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements.

Sincerely,

Division of Corporation Finance
Office of Technology